Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

CRH GAAP		2015	2014	2013	2012	2011
		IFRS	IFRS	IFRS	IFRS	IFRS
Earnings:
Pre-tax income pre-Minority Interests	euro’m	1,033	761	(215)	646	698
Add back Share of JV Interest	euro’m	0	0	0	0	6
Deduct Share of Equity Investee PBIT - JVs	euro’m	0	0	0	0	(60)
Deduct Share of Equity Investee PAT - Associates	euro’m	(44)	(55)	44	84	(42)
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	0	0	0	0	(2)
Add back Fixed Charges	euro’m	541	475	480	471	464
Distributed Income of Equity Investees	euro’m	53	30	33	35	53
Deduct Interest Capitalised	euro’m	0	0	0	0	(8)

	euro’m	1,583	1,211	342	1,236	1,109

Fixed charges:
Interest expensed	euro’m	334	308	323	327	328
Interest capitalised	euro’m	0	0	0	0	8
Estimated Interest element rental expense	euro’m	207	167	157	144	128

	euro’m	541	475	480	471	464

Ratio of earnings to fixed charges	CRH GAAP	2.9	2.6	0.7	2.6	2.4